Chip Wilson Issues Letter to lululemon Shareholders

Board's Failure to Understand and Protect Brand's Premium Position Has Led to Predictable Value Destruction

Reactive CEO and Director Selections Show Board Continues to Misunderstand the Brand and Repeat Mistakes

Wilson Reiterates Commitment to Do Whatever is Necessary to Help Improve the Company and Hold Board Accountable

VANCOUVER, BC, April 29, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: LULU) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today released the following letter to lululemon shareholders:

In the letter and in Wilson's definitive proxy statement, Wilson urges fellow shareholders to vote "**FOR**" his three independent, highly-qualified nominees on the **GOLD** Universal Proxy Card to be elected to the Company's Board of Directors (the "Board') at the Company's 2026 Annual Meeting of Shareholders, which he believes will catalyze restoration of lululemon's once bold vision and product-centered brand and stop the value destruction the Board has overseen for years.

The letter highlights:

- lululemon's challenges are rooted in the Board's failure to understand the brand. The Board allowed or enabled actions that consistently eroded the Company's premium position.
- The new CEO announcement shows the core of broken governance. The existing Board does not have the skillset to hire a world-class brand/product person who can deliver on the newest zeitgeist or style of the moment. The market response to the hiring of Heidi O'Neill creates an unnecessarily challenging start for her, and her selection doubles down on the Board's broken strategy.
- Billions of dollars in brand power have been lost, which cannot be regained with the same selection pattern of directors who lululemon continues to onboard. lululemon is not a toothpaste brand. Exiting one Proctor and Gamble bean counter on the Board for another will not fix lululemon's decline.
- Current Board members lack the skills to run a company whose core values are derived from innovation and culture. The Board is incapable of fixing itself because what it needs makes current directors uncomfortable: an injection of passionate, creative renegades who have a vision that will shake up the status quo.
- The core strategy has been disconnected from lululemon because internal brand and product leaders are trying to replicate mass-market, lower quality athletic retailers.
- The Board's significant overlapping professional network creates a club that destroys true independence and perpetuates an entrenched culture preventing necessary change.
- Negotiations with the Board have failed despite a range of multiple offers for a long-term standstill, which included an offer that could have lasted as long as three annual meetings if our three director nominees were appointed to the then ten-person Board.
- The Board's self-interest and personal history have prevented any actual productive talks, including its demanding of an at least million-dollar escrow account for Wilson in a novel non-disparagement provision, which the Company failed to disclose in its preliminary proxy statement filing.

The full text of the letter follows and can also be found on www.CreativityFirstlulu.com.

April 29, 2026

Fellow shareholders of lululemon:

Your investment in lululemon athletica inc. ("lululemon" or the "Company") is in trouble. The current Board of Directors of lululemon (the "Board") simply does not understand this business and, as a result, shareholders have suffered.

As the Founder and the largest active investor in lululemon, I care deeply about this business. My passion for lululemon is grounded in a deep understanding of the brand's origin, an undeniably unique long-term perspective on its competitive positioning and a conviction that lululemon's best years remain ahead. I genuinely believe lululemon can be fixed, but without the right change made to the Board, further value destruction is inevitable.

I am seeking your support in my campaign for this change. For the reasons stated below, I urge you to vote **"FOR"** my three independent, highly-qualified nominees to be elected to the Board at the Company's 2026 Annual Meeting of Shareholders (the "Annual Meeting"), which I have the strongest belief will help restore lululemon's once bold vision and product-centered brand.

lululemon is in Trouble Because it Has Lost Focus

What is most troubling about the crisis at lululemon is that it was entirely avoidable if the Board had the right expertise to oversee the business.

To understand how we got here, we must understand where lululemon started. The core values of the lululemon brand have always been its premium positioning and commitment to the muse: the woman who inspires culture, not just follows it. This drove consumer passion, leading to sales growth, margin power, a competitive moat and, ultimately, a premium share price.

Several years ago, the Company began making decisions that would, seemingly intentionally, unwind this premium position through "brand harvesting." These types of decisions can create a "sugar high" of sorts in financial reporting, but, in the long-run, they erode the brand's high-end reputation. It appeared, and continues to appear, that the Board was dead-set on lululemon becoming another of the countless examples of fashion brands that have failed to manage their quality and market position with consumers and destroyed a once thriving business.

lululemon's brand harvesting is probably best exemplified by its partnership with The Walt Disney Company ("Disney"). Disney is a mass-market brand that is not at all aligned with the lululemon brand, nor does Disney target the same demographics as lululemon. Most importantly, this collaboration drove away inspiring customers, inspiring designers and inspiring store employees. lululemon is now left with outlying customers who follow generic athletic brands. This ill-advised partnership was a blatant move to grab short-term revenue growth through channel expansion. Unfortunately, but predictably, it was at the expense of signaling that lululemon was no longer the leading, premium, cool brand initially personified by its muse. Randal Konik, an analyst from Jefferies Financial Group, reported it perfectly, "While we understand how the Disney collaboration occurred (the LULU CEO is also on the Disney board), we don't understand how this collaboration fits into the LULU brand at all."[1]

The Disney partnership is not the only evidence of brand-drift. Shareholders can also see the degradation of lululemon's premium brand positioning in the Company's many failed new product ventures. The unveiling of footwear. The Selfcare beauty line. Smaller accessories and Disney-themed trinkets. All of these were chasing the coattails of trends well after their lifecycles ended. They were poorly executed through flawed decision-making and weak product planning. The Company has also resorted to promotional credit card discounts, essentially paying customers to shop its products and further eroding the brand's premium position. Each of these strategic decisions by the Board has drawn the brand away from what originally attracted the core customer to lululemon.

It is clear to those who understand creative, premium businesses that technocratic MBAs have taken control of lululemon, and the business has suffered ever since.

The Loss of Focus is Destroying Significant Value

The Board's endorsement of brand-eroding choices has led to a 65.9%[2] loss in shareholder value over a less than two-year period. This makes lululemon one of the worst-performing stocks among its peers, lagging its peer median on one- and three-year total shareholder returns by 19.5% and 63.6% respectively.[3] Over the past five years, the Board has watched approximately $17 billion in shareholder value disappear.[4]

Worse yet, lululemon's earnings show no signs of recovery. For the past eight consecutive quarters, the Company has reported flat or declining same store sales in the Americas. Shareholders know that lululemon's strength has been its premium product and brand position, secured and protected in its core North American markets. A Board with the right skills would have provided a closer look at the performance of the North American segment, specifically in key trendsetting markets like Vancouver, New York, Miami and Los Angeles, so shareholders could judge specific turnaround efforts. Instead, we are left to assume the worst about a turnaround that is promised but never delivered. It is only reasonable to conclude that the loss of lululemon's premium position in North America is the prologue to the eventual decline of sales in key international markets. Expanding into mass product lines has made the product presentation messy and customers are confused as to what lululemon is, resulting in them buying apparel from competitors with a clearer vision. Expanding the product into more countries and further brand destructive collaborations are at best merely attempts for short-term gains to mask underlying problems.

lululemon's Board Repeats Mistakes and Continues to Miss the Core Problem

All the roads of lululemon's value destruction lead back to one place: the Boardroom. The Board's challenges are rooted in a persistent misalignment of governance that perpetuates the cycle of poor leadership selection and talent flight, furthering strategic confusion. This all comes back to the Board's inability to understand the core drivers of the brand's premium positioning and success.

The market reaction to the appointment of Heidi O'Neill reflects shareholder frustration with the Board's seemingly stubborn insistence on staying the course despite the challenges in the business.[5] I genuinely hope that Heidi is the right person for lululemon, but a near 30-year veteran of NIKE, Inc. ("Nike"), is not the symbol of transformative, creative-first leadership that can instill shareholder confidence in today's world. Shareholders are right to question if she has the product skillset or history of value creation that is needed to revitalize lululemon. More importantly, the Board should have anticipated this reaction before appointing her, and, if it did, why was her hiring so obviously mismanaged? Now more than ever, the next CEO needs brand and product support on the Board to help attract leading talent and deliver a turnaround. Unfortunately for Heidi and shareholders, this support is clearly not currently represented on the Board.

Unfortunately, employees and shareholders will not have the chance to engage with Ms. O'Neill until she starts in September. It escapes logic how this Board felt the business would be best served without a permanent CEO for nearly 300 days and why the next CEO should face months of public scrutiny before starting in the position. It is an unfortunate fact that the proxy contest will call into question if the CEO search process should be re-examined with a refreshed Board.

The Board is Structurally Set Up to Resist Change

The Board has not had a successor developed inside the Company for the fourth consecutive time. This has likely cost the Company billions from stagnation of strategy, talent flight and overall disarray caused by a lack of leadership. In my view, the Board continues to make confounding decisions because it is structurally set up to resist change. To start, lululemon is part of the 10% of S&P 500 companies that still have a staggered Board structure.[6] More concerning though is that four directors all share substantial professional overlap with the Lead Director's private equity firm, Advent International, L.P. ("Advent"). Two of these four directors chair two-thirds of the committees on the Board. Leadership of the Board is also well outside of public company best practices, as there remains a Lead Director and an independent Chair of the Board. Both positions are held by members of the Advent network. The Board could have shown support to de-stagger at any time, but only now, after I submitted a de-stagger proposal, have current directors signaled any interest in addressing this clear governance failure.

The Corporate Responsibility, Sustainability and Governance Committee of the Board has been led by David Mussafer, Advent's Managing Partner, for nine years. His role and the established network on the Board, in my view, has suffocated the Board's ability to attract the right talent to the Board and retain leaders at the Company. Recent director refreshment has failed to prioritize experience in creative leadership, technical apparel, premium brand management and marketing. These softer skills are central to protecting and growing lululemon's core value and the absence of these skills is destroying value.

It is only following the launch of my campaign that we have seen the Board take what are obviously reactive actions to fix what's broken. Even these changes only further demonstrate that the Board simply lacks the skills to understand the Company's core challenges and is unable to make the right changes to fix the business:

- The recent announcement that Mussafer will not stand for re-election at the Annual Meeting is a step forward. However, it is a step I had to go to great lengths to force the Company to take, and he seems to still be involved in key decisions —like the new director selections and CEO hiring—which perpetuate the Company's challenges.

- The appointment of O'Neill was extremely poorly received by the market and will remain a point of challenge for months and potentially years.

- The departure of Shane Grant is another welcome but unusual change given there are other directors with longer tenures, including those with overlapping professional networks, that are not standing for election this year and should have been refreshed.

- The appointment of Chip Bergh and Esi Eggleston Bracey to the Board reflects yet another acknowledgement by the Board that change was long overdue but fails to prioritize needed experience. This is especially frustrating to shareholders as these additions were made specifically to challenge the addition of my nominees who bring precisely the skills needed.

It is deeply concerning that the Board continues to resist input, even as that input is precisely what is needed to put this Company back on the right path.

The Board has Clung to Personal History at the Expense of Certainty for Shareholders

As I have stated several times, I have put both my history and pride as the founder of lululemon aside by intentionally not putting myself forward as a nominee and instead selecting three fully independent nominees that represent the skills needed on the Board. Unfortunately, our engagement with the Board to date seems to show the Board cannot move past their personal feelings about me. A few key points for shareholders to understand about our attempts to reach a sensible resolution:

- It took nine weeks before the Company proposed a potential counter-framework for a resolution in response to our December 15 proposal.

- Once engaged, we were met with an insistent focus on personal protection for the Board through a non-disparagement agreement coupled with off market terms, such as an escrow account, funded with millions of dollars of my money, only to support the hypothetical, potential future breach of the non-disparagement. The Company conveniently did not include these requests in its preliminary proxy statement filing detailing our engagement. Further, each meeting has included a focus on the non-disparagement agreement and a request for our team to stop making public comments in support of our campaign. Are these the top issues for shareholders?

- Board members have consistently brought up conspired claims that my investment in lululemon would only afford me one director designee. These claims fail to recognize that the three highly-qualified candidates I have nominated are not for me, and, if elected, would not be my designees. I have put forth fully independent nominees for the benefit of ALL shareholders. The Board's posturing reveals to me that the Board's personal animus for me prevents it from rising to the occasion and doing what is best for all shareholders.

- We provided the Board with multiple paths to a long-term resolution and updated our proposals to address the Board's stated concerns. Included in this range of settlement options was a solution that would have covered three annual meetings tied to appointment of just our three director nominees, reflecting our firm commitment to the change needed coupled with certainty to effectuate a turnaround.

- I repeatedly offered to sign an NDA to engage openly with the Board on its CEO and Board selection process, yet was dismissed, making it impossible to constructively work with the Board to find a global solution. In my view, announcing O'Neill's appointment prior to resolving the proxy contest eliminated the opportunity for a fully aligned and refreshed Board to participate in one of its most important responsibilities. Instead, O'Neill has now been appointed without the endorsement of a refreshed Board and without the support of its shareholders, which is part of the reason the market reacted so negatively to her hiring.

What further proof do shareholders need that the Board is more focused on preserving their self-interests than making real change in the best interest of its shareholders?

Change Must Take Place at the Board Now

Normally, a full board would come up for election and the quantum of change needed could occur now. A staggered board will only allow us, the shareholders, a maximum of three directors, which is why it is imperative for shareholders to vote for all three of our nominees. Otherwise, I fear we will get more of what we got in the past.

I could not feel more strongly that shareholders must force the change that is urgently needed at lululemon. The magnitude of change needed is the exact reason why I have nominated three independent, highly-qualified individuals to the Board to be elected at the Annual Meeting. It is in the Company's and shareholders' best interest to demand the necessary change, including declassification of the Board, and, if elected, these nominees can restore the creative and brand product focus that has long been missing in the Boardroom.

- As former Co-CEO of On Holding AG ("On"), Marc Maurer has deep expertise in building and maintaining a premium, global brand. During Marc's time as Co-CEO, On experienced global brand expansion, retail & direct-to-consumer (DTC) scaling and nearly quadrupled revenue.[6] Marc's unparalleled experience guiding a performance-driven brand through global expansion and operational scale would make him an invaluable addition to the Board.

- Under Laura Gentile's leadership as Chief Marketing Officer of ESPN, Inc. ("ESPN"), the company was the #1 most trusted brand in sports media and achieved record viewership and social engagement. Laura also founded espnW, ESPN's first and only dedicated platform for women, which she helped develop into a multi-media business, opening a new market for ESPN and serving as a catalyst for the growth and momentum of women's fitness and sports.

- During Eric Hirshberg's nearly eight-year tenure as CEO of Activision Publishing, Inc. ("Activision"), Activision's stock rose approximately 500%, and segment profit nearly doubled.[8] His expertise in brand-building, consumer engagement and cross-industry leadership would contribute valuable strategic perspective to the Board.

We are committed to seeing this through so lululemon can regain the trust of shareholders, however long that may take. In addition to our highly-qualified and capable nominees, our team has a deep network of strong candidates that can support the turnaround of the brand. We are ready to effect change and will do whatever is necessary, for as many years as necessary.

Without change to the Board, how can shareholders expect anything other than further destruction? We, as shareholders and the true owners of lululemon, must act now to put the right skills on the Board, to hold the Board accountable to shareholders and to put lululemon on the right path.

Please vote "**FOR**" only the Wilson Group's three independent, highly qualified nominees on the **GOLD** Universal Proxy Card to be elected to the Board at the Annual Meeting.

Sincerely,
Dennis J. "Chip" Wilson
Founder of lululemon athletica inc.

Certain Information Concerning the Participants

Dennis J. "Chip" Wilson, together with the other Participants (as defined below), has filed a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card with the U.S. Securities and Exchange Commission (the "SEC") to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** Universal Proxy Card will be furnished to some or all of the Company's shareholders and, along with other relevant documents, are available at no charge on the SEC's website at https://www.sec.gov/.

Footnotes:

1. Jefferies; "LIVE FROM THE FIELD: Mickey Mouse Collab Proves LULU Is Diluting Itself," Randal Konik, Nov. 22, 2024. Permission to use quotations was neither sought nor obtained.
2. Total Shareholder Return calculated from Dec. 31, 2023, to Oct. 6, 2025, the day before Mr. Wilson issued an ad in The Wall Street Journal regarding the Company. FactSet.
3. Total Shareholder Return calculated as of Oct 6, 2025, the day before Mr. Wilson issued an ad in The Wall Street Journal regarding the Company. FactSet.
4. Total Shareholder Return calculated from Mar. 17, 2021, to Mar. 17, 2026. FactSet.
5. Stock price declined 15% on Apr. 22, 2026. FactSet.
6. Diligent Market Intelligence from May 30, 2025.
7. On revenue growth data measured from Sept. 14, 2021, through June 30, 2025. On financial data.
8. Activision segment profit data from Sept. 7, 2010, through Mar. 31, 2018. Activision financial data.

Contacts

Media
Val Mack, val.mack@fticonsulting.com
Pat Tucker, pat.tucker@fticonsulting.com

Investors
Scott Winter, Gabrielle Wolf
Innisfree M&A Incorporated
(212) 750-5833

SOURCE Chip Wilson